UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIOLASE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090911108

(CUSIP Number)

Jack W. Schuler

28161 North Keith Drive

Lake Forest, Illinois 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No: 090911108

1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,487,631
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,487,631
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,487,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person: IN

SCHEDULE 13D/A

CUSIP No: 090911108

1.	Names of Reporting Persons. Jack W. Schuler Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,604,166
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,604,166
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,604,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person: OO

SCHEDULE 13D/A

CUSIP No: 090911108

1.	Names of Reporting Persons. Renate Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,883,465
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,883,465
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,883,465
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person: IN

SCHEDULE 13D/A

CUSIP No: 090911108

1.	Names of Reporting Persons. Schuler Family Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,883,465
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,883,465
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,883,465
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person: CO

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 7, 2014, with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”)

28161 North Keith Drive

Lake Forest, Illinois 60045

ii.	Jack W. Schuler Living Trust (the “Trust”)

28161 North Keith Drive

Lake Forest, Illinois 60045

iii.	Renate Schuler (“Mrs. Schuler”)

Crab Tree Farm

Post Office Box 531

Lake Bluff, Illinois 60044

iv.	Schuler Family Foundation (the “Foundation”)

28161 North Keith Drive

Lake Forest, Illinois 60045

Mr. Schuler and Mrs. Schuler are citizens of the United States, and are principally engaged in the business of investing in securities. The Foundation is an Illinois corporation and is a tax-exempt private operating foundation. Mr. Schuler serves as President and Secretary of the Foundation. Mrs. Schuler, Mr. Schuler’s wife, serves as Treasurer of the Foundation. The other officer of the Schuler Family Foundation is Mr. Schuler’s and Mrs. Schuler’s adult daughter, Tanya Schuler, who serves as Vice President. The Trust is organized under the laws of the State of Illinois and is a living trust established by Mr. Schuler. Mr. Schuler serves as sole trustee to the Trust.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D/A

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported herein by the Reporting Persons were personal funds of Mr. Schuler that had been entrusted to the Trust, for which Mr. Schuler serves as sole trustee, and the Foundation, of which Mr. Schuler serves as a President and Secretary. In connection with the Purchase Agreement (defined and described in Item 4 herein) entered into by the Trust on November 3, 2014, $14,061,481.35 was paid to acquire Shares and $478,031.50 was paid to acquire warrants, for a total of $14,539,512.85.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 3, 2014, the Trust and other individuals and entities (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer. In accordance with the Purchase Agreement, the Issuer sold an aggregate of 14,162,873 Shares to the Investors, of which the Trust purchased 5,883,465 Shares, representing approximately 10.1% of the Shares then outstanding. In addition, the Issuer sold an aggregate of 9,205,862 warrants to the Investors, of which the Trust purchased 3,824,252 warrants. Each warrant may be exercised beginning six months following the date of issuance, at an exercise price of $4.00 per Share. The warrants expire on November 7, 2017.

On November 7, 2014, the Trust transferred and assigned to the Foundation all of its rights and obligations under the Purchase Agreement (the “Assignment”). The Foundation also executed an Agreement To Be Bound (the “Agreement”), whereby the Foundation agreed to become a party to, and be bound by the provisions of, the Purchase Agreement.

The description and summary of each of the Purchase Agreement, Assignment and Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such document, which is included as Exhibits D, E and F, respectively, to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of November 7, 2014, Mr. Schuler may be deemed to beneficially own, in the aggregate, 8,487,631 Shares, representing approximately 14.6% of the Shares outstanding. This amount consists of (A) 2,604,166 Shares beneficially owned by the Trust, representing approximately 4.5% of the Shares outstanding, and (B) 5,883,465 Shares beneficially owned by the Foundation, representing approximately 10.1% of the Shares outstanding. These percentages are based on a total of approximately 58,114,992 Shares outstanding, which is the sum of the 43,952,119 Shares reported as outstanding as of October 31, 2014, and the 14,162,873 Shares reported as issued pursuant to the Purchase Agreement, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on November 7, 2014.

As sole trustee of the Trust, Mr. Schuler and the Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 2,604,166 Shares held by the Trust.

SCHEDULE 13D/A

As President and Secretary of the Foundation, Mr. Shuler and the Foundation share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 5,883,465 Shares held by the Foundation. Ms. Schuler, as Treasurer of the Foundation and Mr. Schuler’s spouse, is also deemed to share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 5,883,465 Shares held by the Foundation.

(c) As of November 7, 2014, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Schedule 13D.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response set forth in Item 4 of this Schedule 13D is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C: Joint Filing Agreement

Exhibit D: Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on November 7, 2014)

Exhibit E: Assignment

Exhibit F: Agreement To Be Bound

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

Renate Schuler
/s/ Renate Schuler

Schuler Family Foundation
/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President

November 7, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).